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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 1)
                            -----------------------

                              ANGELES PARTNERS XII
                           (Name of Subject Company)

                       ERP OPERATING LIMITED PARTNERSHIP
                                    (Bidder)

                         LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)

                            -----------------------

                                    Copy to:

Bruce C. Strohm, Esq.                                 Don S. Hershman, Esq.
Equity Residential Properties Trust                   Holleb & Coff
Two North Riverside Plaza                             55 East Monroe Street
Chicago, Illinois 60606                               Chicago, Illinois 60606
(312) 474-1300                                        (312) 807-4600

                    (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                           Calculation of Filing Fee

        Transaction Valuation*: $16,434,000     Amount of Filing Fee: $3,287

* For purposes of calculating the filing fee only. Assumes the purchase of 21,912 Units at a purchase price equal to $750 per Unit in cash.

[X]     Check box if any part of the fee is offset as provided by Rule 0-11(a)
        (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $2,849             Filing Party:   ERP Operating Limited Partnership
Form or Registration Number:  Schedule 14D-1     Date Filed:     September 2, 1999

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                       AMENDMENT NO. 1 TO SCHEDULE 14D-1

     This statement (the "Statement") constitutes Amendment No. 1 to the initial
Schedule 14D-1 of ERP Operating Limited Partnership ("ERP") relating to ERP's offer to purchase limited partnership interests (the "Units") of Angeles Partners XII (the "Partnership"). The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

Items 1-10.

     Incorporated by reference from ERP's Offer to Purchase, Letter of Transmittal and Form of Letter to Unitholders, each dated September 2, 1999. Any references to the offer price of $650 per Unit should now be $750 per Unit.

Item 11.  Material to be Filed as Exhibits.

     (a)(1)   Offer to Purchase, dated September 2, 1999 (previously filed).

     (a)(2)   Letter of Transmittal (previously filed).

     (a)(3) Form of Letter to Unitholders dated September 2, 1999 (previously filed).

     (a)(4) Letter, dated September 10, 1999, from ERP Operating Limited Partnership to the Unitholders of the Partnership.

     (b)-(f)  Not Applicable.

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 1999

                              ERP OPERATING LIMITED PARTNERSHIP
                              By:  EQUITY RESIDENTIAL PROPERTIES
                                   TRUST, General Partner

                              By:  /s/ Bruce C. Strohm
                                   -------------------
                              Its: Executive Vice President, General
                                   ---------------------------------
                                   Counsel and Secretary
                                   ---------------------------------


                                 EXHIBIT INDEX

Exhibit No.     Description
-----------     -----------
(a)(1)          Offer to Purchase dated September 2, 1999 (previously filed).

(a)(2)          Letter of Transmittal (previously filed).

(a)(3)          Form of Letter to Unitholders dated September 2, 1999
                (previously filed).

(a)(4) Letter, dated September 10, 1999, from ERP Operating Limited Partnership to the Unitholders of the Partnership.

(b)-(f)         Not Applicable.